Frank Ballouz

Retired - 2018 - Present

Frank started at Atari in its first year and became its National Sales & Marketing Manager. Executive at Nintendo, Capcom and Namco. He has consulted for Fortune 500 companies including Intel and Microsoft. Former president of the AAMA and is well known and loved across the gaming world, from consumer to arcade to LBE and Theme Park Attractions.